United States
Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

FIVE STAR QUALITY CARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33832D106
(CUSIP Number)

Eller & Detrich, P.C.	Akin Gump Strauss Hauer & Feld LLP
Attn: Philip J. Eller, Esq.	Attn: Jeffrey L. Kochian, Esq.
2727 East 21st Street, Suite 200	One Bryant Park
Tulsa, Oklahoma 74114	New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 33832D106

(1) Names of reporting persons
William F. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
320,511

(8) Shared voting power
2,689,242

(9) Sole dispositive power
320,511

(10) Shared dispositive power
2,689,242

(11) Aggregate amount beneficially owned by each reporting person
3,009,753

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
6.1%

(14) Type of reporting person (see instructions)
IN

Schedule 13D

CUSIP No. 33832D106

(1) Names of reporting persons
Robert D. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
2,912,076

(9) Sole dispositive power
0

(10) Shared dispositive power
2,912,076

(11) Aggregate amount beneficially owned by each reporting person
2,912,076

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
5.9%

(14) Type of reporting person (see instructions)
IN

Schedule 13D

CUSIP No. 33832D106

(1) Names of reporting persons
Gemini Properties

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
Oklahoma, United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
1,815,164

(9) Sole dispositive power
0

(10) Shared dispositive power
1,815,164

(11) Aggregate amount beneficially owned by each reporting person
1,815,164

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
3.7%

(14) Type of reporting person (see instructions)
PN

Schedule 13D

CUSIP No. 33832D106

Item 1. Security and Issuer

                (a)           Title of class of equity securities:
                                Common Stock, par value $0.01 (“Common Stock”)

(b)           Name of Issuer
FIVE STAR QUALITY CARE, INC. (the “Issuer”)

(c)           Address of Issuer's Principal Executive Offices
400 Centre Street, Newton, MA 02458-2076

Item 2. Identity and Background

(a)           The Reporting Persons are:

William F. Thomas
Robert D. Thomas
Gemini Properties

(b)           Residence or business address:

1516 South Boston Avenue
Suite 301
Tulsa, Oklahoma 74119

(c)
William F. Thomas and Robert D. Thomas are the co-founders and Managing Partners of Gemini Properties, Senior Star Management Company, and other affiliated entities engaged in various businesses related to the ownership and management of senior housing communities. Gemini Properties is an investment holding company. The principal place of business and address of William F. Thomas, Robert D. Thomas, and Gemini Properties is 1516 South Boston Avenue, Suite 301, Tulsa, Oklahoma 74119.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	William F. Thomas and Robert D. Thomas are citizens of the United States. Gemini Properties is organized as a general partnership under the laws of the state of Oklahoma.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 5(a) is incorporated by reference into this Item 3.

Schedule 13D

CUSIP No. 33832D106

The 320,511 shares of Common Stock of the Issuer held by William F. Thomas and the 2,150 shares of Common Stock of the Issuer held in an individual retirement fund of a family member of William F. Thomas were purchased using the personal funds of William F. Thomas and his family members at a total cost of $1,265,914. The 20,000 shares of Common Stock of the Issuer held by a donor advised charitable fund for which William F. Thomas may be deemed to be a beneficial owner were purchased at a total cost of $99,230 by the donor advised charitable fund with personal funds of William F. Thomas and his family members which were donated to such donor advised charitable fund.

The 39,800 shares of Common Stock of the Issuer held in certain investment funds of Robert D. Thomas’ family members and the 18,500 shares of Common Stock of the Issuer held by a family trust account for which Robert D. Thomas may be deemed to be a beneficial owner were purchased using the personal funds of Robert D. Thomas and his family members at a total cost of $163,992. The 186,684 shares of Common Stock of the Issuer held by certain donor advised charitable funds for which Robert D. Thomas may be deemed to be a beneficial owner were purchased by the donor advised charitable fund with personal funds of Robert D. Thomas and his family members which were donated to such donor advised charitable funds or purchased with the personal funds of Robert D. Thomas and his family members and donated to such donor advised charitable funds at a total cost of $937,514.

The 1,815,164 shares of Common Stock of the Issuer which are held by Gemini Properties were purchased with the working capital of Gemini Properties at a cost of $5,452,394.

The 851,928 shares of Common Stock of the Issuer which are held by a donor advised charitable fund and may be deemed to be beneficially owned by William F. Thomas and/or Robert D. Thomas were purchased at a total cost of $3,206,677 with personal funds of William F. Thomas, Robert D. Thomas, and their respective immediate family members which were donated to such donor advised charitable fund.

Item 4. Purpose of Transaction.

The Reporting Persons on November 30, 2015, made a proposal to the Issuer’s management to purchase all real properties owned by the Issuer at a price to be determined based on an agreed upon fair market value.  In addition to discussing the possibility of such a transaction, the Reporting Persons discussed with the Issuer’s management potential strategic alternatives that could be available to the Issuer following the transaction that have the potential to result in long-term benefit to the Issuer. The Reporting Persons had the impression that the Issuer’s management did not respond favorably to the proposal.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Schedule 13D

CUSIP No. 33832D106

The Reporting Persons beneficially own, or may be deemed to beneficially own, the Common Stock of the Issuer for investment purposes, and other than as described herein, do not have any present intent to influence or control the Issuer.  Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

William F. Thomas directly holds and has beneficial ownership of 320,511 shares of Common Stock of the Issuer.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. W.F. Thomas may be deemed to beneficially own 20,000 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.  By virtue of his role as an advisor to an individual retirement fund of a family member, Mr. W.F. Thomas may be deemed to beneficially own an additional 2,150 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.

Robert D. Thomas does not directly hold any shares of Common Stock of the Issuer.  By virtue of his position as an advisor to certain family investment funds, Mr. R.D. Thomas may be deemed to have beneficial ownership of 39,800 shares of Common Stock of the Issuer.  By virtue of his position as trustee of a family trust account, Mr. R.D. Thomas may be deemed to have beneficial ownership of 18,500 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership of shares of Common Stock of the Issuer owned by such family investment funds and family trust account.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. R.D. Thomas may be deemed to beneficially own 186,684 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership.

Gemini Properties, an Oklahoma general partnership, holds and beneficially owns 1,815,164 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas, as general partners of Gemini Properties, may each be deemed to beneficially own such shares of Common Stock of the Issuer.

By virtue of their respective roles as co-advisors to a donor advised charitable investment fund, Mr. W.F. Thomas and Mr. R.D. Thomas may be deemed to beneficially own 851,928 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas each disclaims such beneficial ownership.

NOTE: All statements made in this Schedule 13D with respect to beneficial ownership, including, without limitation, all disclaimers of beneficial ownership, are made with respect to beneficial ownership as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such statements are made solely for the purpose of reporting under Section 13(d) of the Exchange Act. All disclaimers of beneficial ownership are made pursuant to Rule 13d-4 promulgated under the Exchange Act and are made solely for the purpose of expressly declaring that the filing of this Schedule 13D and the statements contained herein shall not be construed as an admission that either Mr. W.F. Thomas or Mr. R.D. Thomas is, for the purposes of Section 13(d) or 13(g) of Exchange Act, a beneficial owner of such shares of Common Stock of the Issuer.

Schedule 13D

CUSIP No. 33832D106

Neither Mr. W.F. Thomas nor Mr. R.D. Thomas directly holds more than 1% of the outstanding Common Stock of the Issuer.  Gemini Properties directly holds 3.7% of the outstanding Common Stock of the Issuer and may be deemed to have beneficial ownership of such shares of Common Stock. By reason of the relationships described in this Item 5(a), and without regard to the relevant disclaimers, it may be possible that Mr. W.F. Thomas may be deemed to beneficially own approximately 6.1% of the Common Stock of the Issuer and Mr. R.D. Thomas may be deemed to beneficially own approximately 5.9% of the Common Stock of the Issuer.

The percentages of beneficial ownership reported in this Schedule 13D were calculated based on 49,035,915 shares of Common Stock of the Issuer outstanding as of November 5, 2015, as reported in the Issuer’s Form 10-Q filed with Securities and Exchange Commission on November 6, 2015.

(b) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote:

                      Willliam F. Thomas, 320,511
                      Robert D. Thomas, 0
                      Gemini Properties, 0

                      (ii)  Shared power to vote or to direct the vote:

                      William F. Thomas, 2,689,242
                      Robert D. Thomas, 2,912,076
                      Gemini Properties, 1,815,164

                      (iii)  Sole power to dispose or to direct the disposition of:

                      William F. Thomas, 320,511
                      Robert D. Thomas, 0
                      Gemini Properties, 0

                      (iv) Shared power to dispose or to direct the disposition of:

                      William F. Thomas, 2,689,242
                      Robert D. Thomas, 2,912,076
                      Gemini Properties, 1,815,164

(c) Within the last 60 days, a donor advised fund maintained by a community foundation in Tulsa, Oklahoma effected the following transactions in secondary markets in the fund’s trading account based on the advice of Mr. R.D. Thomas and Mr. W. F. Thomas:

                                      Date                                     Purchase/Sale              Quantity                    Cost             Cost/Share
                                      10-27-2015                           Purchase                      30,000                         $95,502        $3.18
                                      10-13-2015                           Purchase                      25,000                         $81,461        $3.26
                                      10-12-2015                           Purchase                      25,000                         $82,649        $3.31
                                      10-09-2015                           Purchase                      25,000                         $82,690        $3.31
                                      10-08-2015                           Purchase                      25,000                         $80,066        $3.20
                                      10-07-2015                           Purchase                      25,000                         $78,467        $3.14

Schedule 13D

CUSIP No. 33832D106

                                      10-06-2015                           Purchase                      30,000                         $93,195        $3.11
                                      10-05-2015                           Purchase                      15,000                         $47,908        $3.19
                                      10-02-2015                           Purchase                      15,000                         $47,228        $3.15
                                      10-01-2015                           Purchase                      15,000                         $46,921        $3.13

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the relationships among the Reporting Persons and the relationships among the Reporting Persons and other persons or entities disclosed in Item 5(a) is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Schedule 13D

CUSIP No. 33832D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

December 2, 2015

WILLIAM F. THOMAS

/s/ William F. Thomas
(Signature)

ROBERT D. THOMAS

/s/ Robert D. Thomas
(Signature)

GEMINI PROPERTIES

/s/ William F. Thomas
(Signature)

William F. Thomas, Partner
(Name/Title)

/s/ Robert D. Thomas
(Signature)

Robert D. Thomas, Partner
(Name/Title)